Exhibit 99.8

Bolivia: Production start-up of the Itaú field

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, February 15, 2011 — Total announces the start-up of the Itaú gas and condensate field located on Block XX (Tarija Oeste) 400 kilometres south of the city of Santa Cruz in the Andean Cordilleras foothills. The first phase of the development came on stream on February 2nd and is designed to produce 1.5 million cubic meters of gas per day (10,000 barrels of oil equivalent per day (boe/d)), which will be processed in the facilities of the neighboring San Alberto field. Itaú gas production will mainly be exported. The Block XX joint venture has also submitted for approval to YPFB a development plan which aims at increasing Itaú’s production from 1.5 to 5 million cubic metres per day by mid-2013 (about 35,000 boe/d).
Total E&P Bolivie discovered the Itaú field in 1999. After having first conducted delineation operations between 2001 and 2003 and then supervised the first development phase of the field, Total E&P Bolivie sold on February 1st a participating interest on Block XX of 4% to YPFB Chaco and of 30% to Petrobras, to which was also transferred the operatorship. After completion of these transactions, Total E&P Bolivie will hold a 41% interest on Block XX.
Total Exploration & Production in Bolivia
Total has been present in Bolivia since 1996 and in addition to its interest in Block XX also holds interests in the permits of San Alberto and San Antonio, whose production is mainly exported to Brazil. The Group’s equity production in Bolivia reached 20,000 boe/d in 2010.
Total discovered the Incahuasi field on the Ipati permit in 2004. The X-1001 well currently being drilled on the adjacent Aquio permit will delineate this discovery. As it is the case for Block XX, these permits are located in the Andean foothills.
Total also holds a 50% participating interest in the Rio Hondo permit.
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